

05040701

UNITED STATES
[illegible]S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# [illegible]UAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-43085 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1-1-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEXINGTON INVESTMENT COMPANY, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2365 HARRODSBURG ROAD, SUITE B375
(No. and Street)



SEC MAIL PROCESSING
RECEIVED
FEB 0 3 2005
WASH. D.C.
152
SECTION


| LEXINGTON | KENTUCKY | 40504 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STANLEY S. KERRICK (859) 224-7073
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOORE STEPHENS POTTER, LLP
(Name — if individual, state last, first, middle name)

| 301 EAST MAIN STREET, SUITE 1100 | LEXINGTON | KENTUCKY | 40507 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

B

CHECK ONE:

- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.



RECD S.E.C.
MAR 3 2005


| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

I, STANLEY S. KERRICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEXINGTON INVESTMENT COMPANY, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______________________________

______________________________

______________________________

Stanley S Kerrick
Signature

President
Title

Notary Public

MY COMMISSION EXPIRES AUG. 3, 2005

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- _ (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- _ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- _ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- _ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- _ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- _ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- _ (m) A copy of the SIPC Supplemental Report.
- _ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# LEXINGTON INVESTMENT COMPANY, INC.
# AND SUBSIDIARY
LEXINGTON, KENTUCKY

CONSOLIDATED FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT

December 31, 2004 and 2003

**LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY**
LEXINGTON, KENTUCKY

## CONTENTS

MOORE STEPHENS POTTER LLP
CERTIFIED PUBLIC ACCOUNTANTS • BUSINESS ADVISORS

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

We have audited the accompanying consolidated statements of financial condition of Lexington Investment Company, Inc. and Subsidiary (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lexington Investment Company, Inc. and Subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 12 to the consolidated financial statements, Lexington Investment Company, Inc. and Subsidiary implemented the provisions of Financial Accounting Standards Board (FASB) Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*, as of and for the year ended December 31, 2004.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



MOORE STEPHENS POTTER, LLP
Lexington, Kentucky
January 25, 2005
(except for Notes 11, 12, 13, and 14 as
to which the date is February 10, 2005)

**LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY**
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003

| | 2004 | 2003 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 249,978 | $ 350,941 |
| Deposits with clearing organization and others | 107,209 | 8,596 |
| Receivable from clearing organization | 114,327 | 70,043 |
| Receivables from non-customers | 101,000 | 0 |
| Securities owned | 13,260 | 112,075 |
| Prepaid expenses | 4,080 | 4,917 |
| Furniture and equipment, net | 40,901 | 47,561 |
| Deferred tax asset | 5,800 | 5,800 |
| Total assets | $ 636,555 | $ 599,933 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Payables and accrued expenses | $ 141,454 | $ 118,276 |
| Commissions payable | 104,102 | 91,925 |
| Income taxes payable | 15,085 | 1,933 |
| Shares subject to mandatory redemption | 375,914 | 0 |
| Total liabilities | 636,555 | 212,134 |
| Stockholders' equity: | | |
| Common stock, no par value; 1,000 shares authorized; 849 shares issued and outstanding | 193,250 | 193,250 |
| Retained earnings (deficit) | (23,629) | 194,549 |
| Cost of acquiring shares subject to mandatory redemption | (169,621) | 0 |
| Total stockholders' equity | 0 | 387,799 |
| Total liabilities and stockholders' equity | $ 636,555 | $ 599,933 |

See accompanying notes.

**LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY**

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2004 and 2003

| | 2004 | 2003 |
|---|---|---|
| Revenues: | | |
| Commissions | $ 1,850,107 | $ 1,349,531 |
| Net dealer inventory and investment gains | 337,509 | 382,565 |
| Commissions from loan closings and other fees | 171,872 | 6,751 |
| Unrealized gain (loss) on securities owned | 975 | (715) |
| Interest and dividends | 60,461 | 41,977 |
| Other revenues | 12,772 | 4,328 |
| Total revenues | 2,433,696 | 1,784,437 |
| Operating expenses: | | |
| Employee compensation and benefits | 894,168 | 508,417 |
| Officer compensation and benefits | 766,829 | 736,828 |
| Broker clearing charges | 258,427 | 176,924 |
| Communications and data processing | 103,570 | 88,144 |
| Occupancy | 86,768 | 82,824 |
| Retirement benefits expense | 100,000 | 80,000 |
| Other operating expenses | 164,656 | 103,140 |
| Total operating expenses | 2,374,418 | 1,776,277 |
| Income from operations | 59,278 | 8,160 |
| Other income (expense): | | |
| Gain from termination of life insurance | 0 | 16,086 |
| Loss from disposals of equipment | (12,268) | 0 |
| Interest on shares mandatorily redeemable | (30,565) | 0 |
| Total other income (expense) | (42,833) | 16,086 |
| Income before income taxes and cumulative effect of change in accounting principle | 16,445 | 24,246 |
| Income tax expense | (16,445) | (1,933) |
| Cumulative effect of change in accounting principle | (218,178) | 0 |
| Net income (loss) | $ (218,178) | $ 22,313 |

See accompanying notes.

**LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY**
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2004 and 2003

| | Common Stock | | Retained Earnings (Deficit) | Cost of Acquiring Shares Subject to Mandatory Redemption | Total |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balance at January 1, 2003 | 849 | $ 193,250 | $ 214,686 | $ | $ 407,936 |
| Net income | | | 22,313 | | 22,313 |
| Dividends paid | | | (42,450) | | (42,450) |
| Balance at December 31, 2003 | 849 | 193,250 | 194,549 | | 387,799 |
| Net loss | | | (218,178) | | (218,178) |
| Cost of acquiring shares subject to mandatory redemption | | | | (169,621) | (169,621) |
| Balance at December 31, 2004 | 849 | $ 193,250 | $ (23,629) | $ (169,621) | $ 0 |

See accompanying notes.

**LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY**
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2004 and 2003

| | 2004 | 2003 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income (loss) | $ (218,178) | $ 22,313 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| Unrealized (gain) loss on securities owned | (975) | 715 |
| Depreciation | 11,883 | 8,224 |
| Loss from disposals of equipment | 12,268 | 0 |
| Cost of acquiring shares subject to mandatory redemption | 248,743 | 0 |
| (Increase) decrease in operating assets: | | |
| Deposits with clearing organization and others | (98,613) | 1,522 |
| Receivable from clearing organization | (44,284) | (18,705) |
| Prepaid income taxes | 0 | 2,463 |
| Prepaid expenses | 837 | (385) |
| Cash surrender value of life insurance | 0 | 139,570 |
| Increase in operating liabilities: | | |
| Payables and accrued expenses | 23,178 | 47,215 |
| Commissions payable | 12,177 | 31,795 |
| Income taxes payable | 13,152 | 1,168 |
| Net cash provided by (used in) operating activities | (39,812) | 235,895 |
| Cash flows from investing activities: | | |
| Increase in receivables from non-customers | (101,000) | 0 |
| Purchases of furniture and equipment | (17,491) | (17,550) |
| Purchases of securities owned | 0 | (99,790) |
| Proceeds from securities owned | 99,790 | 99,415 |
| Net cash used in investing activities | (18,701) | (17,925) |
| Cash flows from financing activities: | | |
| Dividends paid | (42,450) | (42,450) |

See accompanying notes.

**LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY**
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
For the Years Ended December 31, 2004 and 2003

| | 2004 | 2003 |
|---|---|---|
| Change in cash and cash equivalents | $ (100,963) | $ 175,520 |
| Cash and cash equivalents, beginning of year | 350,941 | 175,421 |
| Cash and cash equivalents, end of year | $ 249,978 | $ 350,941 |
| Supplemental disclosure of cash flow information: | | |
| Cash payments for income taxes | $ 3,293 | $ 765 |

See accompanying notes.

**LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY**
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Lexington Investment Company, Inc. and Subsidiary (the Company) is presented to assist in understanding the Company's consolidated financial statements. The consolidated financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the consolidated financial statements.

Nature of Business and Principles of Consolidation:

Lexington Investment Company, Inc. is a registered broker-dealer with certain restrictions as outlined in an agreement with the National Association of Securities Dealers. Lexington Investment Company, Inc. was incorporated on June 19, 1990, issued its original common stock on September 5, 1990, and became registered with the Securities and Exchange Commission on November 19, 1990.

In general, Lexington Investment Company, Inc. has agreed to not hold funds or securities for customers, or owe money or securities to customers and does not carry accounts of, or for, customers, except with respect to the purchase, sale, and redemption of redeemable shares of registered investment companies or of interests or participation in insurance company separate accounts. Additionally, Lexington Investment Company, Inc. introduces and forwards all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis.

The consolidated financial statements include the accounts of Lexington Investment Company, Inc. and its wholly-owned subsidiary, Lexington Investment Mortgage Company, LLC. Lexington Investment Mortgage Company, LLC, a limited liability company, was incorporated on June 5, 2003 to broker mortgage loans. Lexington Investment Mortgage Company, LLC is licensed by the Kentucky Department of Financial Institutions.

All significant intercompany accounts and transactions have been eliminated in consolidation.

Lexington Investment Mortgage Company, LLC shall continue until dissolved in accordance with the terms of the June 6, 2003 Operating Agreement (the Operating Agreement).

Pursuant to the Operating Agreement, the Member (Lexington Investment Company, Inc.) shall not have any liability for the obligations of Lexington Investment Mortgage Company, LLC beyond its capital contributions. Additionally, Lexington Investment Mortgage Company, LLC shall determine the amount and timing of any distributions to the Member.

Basis of Accounting:

The consolidated financial statements have been prepared on the accrual basis of accounting. Accordingly, revenues are recognized when they are earned and expenses are recognized when they are incurred.

**LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY**
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents:

For purposes of the consolidated statements of cash flows, the Company considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents.

Receivable from Clearing Organization:

Receivable from clearing organization represents the amounts due from Lexington Investment Company, Inc.'s clearing broker principally for commissions earned during the month of December. Payment is generally received in the month subsequent to year-end. Lexington Investment Company, Inc. does not require collateral under its present arrangement with the clearing broker. No reserve for uncollectible receivables has been provided.

Receivables from Non-customers:

Receivables from non-customers consist of amounts due from various employees. These receivables are carried at unpaid principal balances. No reserve for uncollectible non-customer receivables has been provided. Currently none of these balances are in default.

Securities Owned:

Marketable securities are valued at market value. Unrealized holding gains and losses and realized gains and losses are included in earnings.

Fixed Assets:

Fixed assets (furniture and equipment) are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, which range from five to ten years. The cost of repairs and maintenance is expensed as incurred. When fixed assets are retired, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period. Depreciation expense totals $11,883 and $8,224 for the years ended December 31, 2004 and 2003, respectively.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock Options:

The Company has elected to comply with the fair value based method of accounting prescribed by Statement of Financial Accounting Standards No. 123, "*Accounting for Stock Based Compensation*," for its options to purchase shares of Lexington Investment Company, Inc.'s common stock.

Commissions:

Lexington Investment Company, Inc.'s primary source of revenue is through commissions generated by effecting trades for its customers, most of whom are located in Central and Eastern Kentucky. Customers' securities transactions are recorded on a settlement date basis with related commissions income and expense reported on a trade date basis. Securities transactions are recorded on a trade date basis.

Commissions from Loan Closings and Other Fees:

The commissions received by Lexington Investment Mortgage Company, LLC upon closing of a loan are recognized as income pursuant to the loan closing. Lexington Investment Mortgage Company, LLC also earns revenue from processing loans, including loan processing fees and reimbursement of certain direct costs incurred to process loans. Such other fees include appraisal and credit report fees.

Advertising Costs:

Advertising costs are considered administrative expenses in the year incurred and total $12,105 and $7,774 in 2004 and 2003, respectively.

Income Taxes:

Lexington Investment Company, Inc. is taxed as a corporation. Lexington Investment Mortgage Company, LLC was formed as a limited liability company. It is the intention of Lexington Investment Company, Inc. (the Member), for income tax purposes, to disregard Lexington Investment Mortgage Company, LLC as an entity separate from the Member. Therefore, the taxable income or loss of Lexington Investment Mortgage Company, LLC is includible in the income tax return of its Member.

The amount provided for income taxes is based on income reported for financial statement purposes, adjusted for permanent differences between reported financial and taxable income. Deferred income taxes are provided for timing differences related to certain income and expense items which are recognized for financial accounting purposes in one period and for tax purposes in another period.

Reclassifications:

Certain amounts as originally presented in the prior year have been reclassified to conform to the presentation used in the current year. Such reclassifications had no effect on the previously reported net income.

## NOTE 2 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash and money market balances at three financial institutions located in Lexington, Kentucky. The Company places its cash and temporary cash investments with high credit quality institutions. The Federal Deposit Insurance Corporation insures up to $100,000 at each institution. During the year, the balances at these financial institutions may exceed the FDIC insured amounts. At December 31, 2004 and 2003, the Company's uninsured cash and money market balances total approximately $122,800 and $418,000, respectively.

## NOTE 3 - RECEIVABLES FROM NON-CUSTOMERS

Receivables from non-customers consist of amounts due under advances to and notes from various employees. As of December 31, 2004, receivables from non-customers consist of the following:

| | |
|---|---|
| Non-interest bearing employee advance (A) | $ 41,398 |
| Non-interest bearing employee advance (A) | 20,402 |
| Unsecured note bearing interest at 4.00%, due March 31, 2005 | 36,000 |
| Non-interest bearing employee advance paid in-full January 2005 | 3,200 |
| Total receivables from non-customers | $ 101,000 |

(A) Per the respective employment agreements and related promissory notes, the above two employee advances of $41,938 and $20,402, respectively, are forgiven over a 48-month period ending in March 2008. These advances, together with interest accrued thereon at 6.00%, are payable on demand only in the event the employees' employment with Lexington Investment Company, Inc. terminates voluntarily or for cause (as defined within the promissory notes). These advances are secured by an interest and lien on all monies now or hereafter owed to the employees by Lexington Investment Company, Inc., including but not limited to compensation and any amounts or securities held on deposit by Lexington Investment Company, Inc.

As of December 31, 2004, the unpaid principal amounts under these non-customer receivables are payable as follows:

| Year Ending December 31 | |
|---|---|
| 2005 | $ 59,150 |
| 2006 | 18,750 |
| 2007 | 18,750 |
| 2008 | 4,350 |
| | $ 101,000 |

**LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY**
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

## NOTE 4 - SECURITIES OWNED

Securities owned consist of the following at December 31:

| | 2004 | 2003 |
|---|---|---|
| Marketable securities, U.S. government obligations | $ 0 | $ 99,790 |
| Marketable equity securities | 13,260 | 12,285 |
| Total securities owned | $ 13,260 | $ 112,075 |

Marketable equity securities consist of common stock traded on the OTC Bulletin Board (the over-the-counter-market). Accordingly, the marketable security has been valued at market value and the Company has included a $975 unrealized gain and a $715 unrealized loss in the accompanying consolidated statements of operations for the years ended December 31, 2004 and 2003, respectively. The investment's cost totals $16,300.

## NOTE 5 - FURNITURE AND EQUIPMENT, NET

Furniture and equipment, net consists of the following at December 31:

| | 2004 | 2003 |
|---|---|---|
| Furniture | $ 14,768 | $ 9,931 |
| Equipment | 66,302 | 82,486 |
| Total furniture and equipment | 81,070 | 92,417 |
| Less accumulated depreciation | 40,169 | 44,856 |
| Furniture and equipment, net | $ 40,901 | $ 47,561 |

## NOTE 6 - INCOME TAXES

Income tax expense consists of the following at December 31:

| | 2004 | 2003 |
|---|---|---|
| Current expense: | | |
| Federal | $ 11,265 | $ 1,360 |
| State and local | 5,180 | 573 |
| Total income tax expense | $ 16,445 | $ 1,933 |

NOTE 6 - INCOME TAXES (CONTINUED)

The deferred tax asset as of December 31, 2004 and 2003 consists of the following:

| | 2004 | 2003 |
|---|---|---|
| Federal | $ 4,000 | $ 4,000 |
| State and local | 1,800 | 1,800 |
| Total deferred tax asset | $ 5,800 | $ 5,800 |

Deferred income taxes are provided for timing differences related to certain income and expense items which are recognized for financial accounting purposes in one period and for tax purposes in another period. The differences relate primarily to the unrealized losses on securities owned recognized for financial accounting purposes.

NOTE 7 - GAIN FROM TERMINATION OF LIFE INSURANCE

In September 1994, Lexington Investment Company, Inc. entered into split-dollar life insurance arrangements with its officers. As of December 31, 2002, the accompanying statement of financial condition reported the cash surrender value of life insurance totaling $139,570. In September 2003, Lexington Investment Company, Inc. terminated these split-dollar arrangements and received $155,656, the net surrender value, upon termination. Accordingly, $16,086 has been included within other income on the consolidated statement of operations for the year ended December 31, 2003.

NOTE 8 - LEASE COMMITMENTS

In 1999, Lexington Investment Company, Inc. entered into an office space lease under a five-year lease agreement which was to expire in April 2004 (the lease), unless otherwise extended. Rental expense under the lease is $27,608 and $82,824 for the years ended December 31, 2004 and 2003, respectively.

The lease was extended for an additional five years beginning in April 2004 and continuing until April 2009 (the renewal). Rental expense under the renewal is $7,395 per month. Rental expense under the renewal is $59,160 for the year ended December 31, 2004. As of December 31, 2004, the future minimum lease payments under the renewal are as follows:

| Year Ending December 31 | |
|---|---|
| 2005 | $ 88,740 |
| 2006 | 88,740 |
| 2007 | 88,740 |
| 2008 | 88,740 |
| 2009 | 29,580 |
| | $ 384,540 |

NOTE 8 - LEASE COMMITMENTS (CONTINUED)

Rental (occupancy) expense under the office space lease (including the renewal) totals $86,768 and $82,824 for the years ended December 31, 2004 and 2003, respectively.

NOTE 9 - RETIREMENT BENEFITS

Effective January 1, 2002, Lexington Investment Company, Inc. merged its defined contribution money purchase pension plan and its 401(k) profit sharing plan into one 401(k) profit sharing plan (the Plan). Eligibility to participate in the Plan begins after the completion of one year of service and the attainment of age 21. Employees can annually elect to have Lexington Investment Company, Inc. contribute a portion of their compensation to the Plan. For each plan year, Lexington Investment Company, Inc. will contribute to the Plan an amount determined at its discretion. Lexington Investment Company, Inc. also has the option to make no contributions to the Plan. Lexington Investment Company, Inc. made contributions of $100,000 and $80,000 to the Plan for the years ended December 31, 2004 and 2003, respectively.

NOTE 10 - STOCK OPTION AGREEMENTS

During 2004, the Board of Directors of Lexington Investment Company, Inc. granted two employees the right to purchase common stock under option agreements (the agreements). Under the agreements, the maximum number of shares each employee may purchase shall not exceed 7.5% of the total number of authorized shares, a maximum of 75 shares per employee as of December 31, 2004. The option price will be determined annually as of December 31, each year the option is in effect, and will be determined as total shareholders' equity divided by the total number of shares outstanding prior to the exercise. The options will expire March 31, 2007, so long as the optionee provides services to the Company continuously from the grant date. The options may be exercised in total, or in part, on or before March 31, 2007. Partial exercise during 2005 and 2006 must be for a minimum of 1/3 of the total shares allowed under the agreement, with any remaining balance to be exercised prior to March 31, 2007. Should any third party make an offer to purchase more than 50% of the company's common stock, written notice of such offer will be presented, and prior to the consummation of any sale to said third party, any and all outstanding options may be exercised.

As of December 31, 2004, neither of the two employees has exercised any of their rights to purchase shares of common stock. Accordingly, as of December 31, 2004, a total of 150 shares remain exercisable under these agreements.

**LEXINGTON INVESTMENT COMPANY, INC. AND SUBSIDIARY**
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 11 - STOCK REPURCHASE AGREEMENT

In 1991, the Company entered into a repurchase agreement with its stockholders obligating it to repurchase all of the outstanding shares of common stock in the event of the death, total disability, termination, or withdrawal (referred to collectively as the redemption event) of a stockholder. Under the repurchase agreement, the Company has the right, duty, and obligation, and not the option, to accept, redeem, and purchase, all of the shares held by such deceased, totally disabled, terminated, or withdrawing stockholder (see Note 12).

The purchase price of the redeemed shares is based on the total stockholders' equity of the Company as of the end of the fiscal year immediately preceding the date of the redemption event, divided by the number of shares issued and outstanding prior to the redemption event, multiplied by the number of shares being redeemed.

Subsequent to year-end, Lexington Investment Company, Inc.'s Board of Directors unanimously agreed to eliminate the mandatory redemption provisions of the stock repurchase agreement giving the Company the option to repurchase from a stockholder his/her outstanding shares upon the occurrence of a redemption event.

NOTE 12 - IMPLEMENTATION OF FASB STATEMENT NO. 150

In May 2003, the Financial Accounting Standards Board (FASB) released Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity* (the Statement). One of the primary requirements of the Statement is the reclassification of mandatorily redeemable financial instruments, generally defined as ownership interests in the issuing entity with mandatory redemption features, as liabilities. Mandatorily redeemable is defined as the issuing entity giving cash, other assets, or other equity interests to the holder in exchange for the financial instrument upon the occurrence of an event certain to occur (death or termination).

In conjunction with the preparation of the accompanying consolidated financial statements as of and for the year ended December 31, 2004, the Company implemented this Statement relative to its stock repurchase agreement (see Note 11). This Statement has been implemented by reporting the cumulative effect of a change in an accounting principle. As a result, the cumulative effect of applying the Statement on the consolidated statement of operations for the year ended December 31, 2004 is $218,178 (the estimated fair value of the obligation under the repurchase agreement at the date the Statement was adopted less the estimated fair value of the obligation under the agreement at its inception). In accordance with the Statement, dividends paid during 2004 have been included in the consolidated statement of operations as interest on shares mandatorily redeemable. Also, the accompanying December 31, 2004 consolidated statement of financial condition reflects a liability for shares subject to mandatory redemption in the amount $375,914, therefore reducing total stockholders' equity to $0 at year-end.

## NOTE 12 - IMPLEMENTATION OF FASB STATEMENT NO. 150 (CONTINUED)

As of December 31, 2004, shares, all subject to mandatory redemption, consist of:

| | |
|---|---|
| Common stock, no par value; 1,000 shares authorized; 849 shares issued and outstanding | $ 193,250 |
| Retained earnings attributable to redeemable shares | 182,664 |
| | $ 375,914 |

As indicated in Note 11, subsequent to year-end, Lexington Investment Company, Inc.'s Board of Directors unanimously agreed to eliminate the mandatory redemption provisions of the stock repurchase agreement.

## NOTE 13 - SUBSEQUENT EVENTS

Lexington Investment Mortgage Company, LLC (LIMC) is currently in the process of applying to the Department of Housing and Urban Development (HUD) to become an approved loan correspondent mortgagee. In order to become a first-time correspondent, HUD requires that LIMC have more than one Member and at least one Member be an individual. Accordingly, on January 1, 2005, LIMC amended and restated its June 6, 2003 Operating Agreement to reflect its issuance of additional interests in the company. In exchange for a $2,400 capital contribution, the new Member obtained a 10% interest in LIMC effective January 1, 2005. Upon the date of the individual Member's contribution to the company, for income tax purposes, LIMC is treated as converting from a disregarded entity to a partnership.

Subsequent to year-end (January 2005), Lexington Investment Company, Inc. made a capital contribution to LIMC in the amount of $35,000 in order for LIMC to comply with the adjusted net worth requirements of HUD.

## NOTE 14 - NET CAPITAL REQUIREMENTS

Lexington Investment Company, Inc. is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As a result of the required implementation of FASB Statement No. 150 (see Note 12), at December 31, 2004, the Company had negative net capital of $176,093, which is $276,093 below its required net capital of $100,000. The Company's net capital ratio for the year ended December 31, 2004 is (3.59) to 1.

NOTE 14 - NET CAPITAL REQUIREMENTS (CONTINUED)

Lexington Investment Company, Inc. notified the proper regulatory authorities of its net capital deficiency as of and for the year ended December 31, 2004. To correct this deficiency, subsequent to year-end (see Note 11), the Company amended the stock repurchase agreement to eliminate the mandatory redemption provisions thereby eliminating the $375,914 liability recorded at December 31, 2004 for shares subject to mandatory redemption. Had the Company eliminated the mandatory redemption provisions of its stock repurchase agreement prior to December 31, 2004, the Company's net capital at December 31, 2004 would have totaled $199,821, which is $99,821 in excess of its required net capital of $100,000. The Company's net capital ratio for the year ended December 31, 2004 would have been 1.28 to 1.

The following is a summary of certain financial information of Lexington Investment Company, Inc.'s (LIC) consolidated subsidiary, Lexington Investment Mortgage Company, LLC (LIMC), as of and for the year ended December 31, 2004:

| | |
|---|---|
| Total assets | $ 32,462 |
| Total liabilities | $ 13,121 |
| Member's equity | $ 19,341 |

Lexington Investment Mortgage Company, LLC is currently in the process of applying to the Department of Housing and Urban Development to become an approved loan correspondent mortgagee. As such, LIMC would have to maintain a minimum adjusted net worth, as well as a minimum amount of liquid assets (cash, cash equivalents, or marketable securities) as a percentage of its adjusted net worth. Therefore, the assets of the subsidiary are not readily available for the protection of LIC's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1. Accordingly, the accounts of Lexington Investment Mortgage Company, LLC have not been included in the computation of Lexington Investment Company, Inc.'s net capital as of December 31, 2004.

# LEXINGTON INVESTMENT COMPANY, INC.
## SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## December 31, 2004

| | |
|---|---|
| NET CAPITAL | |
| Total consolidated stockholders' equity | $ 0 |
| Deduct stockholders' equity not allowable for net capital | 19,341 |
| Total stockholders' equity (deficit) qualified for net capital | (19,341) |
| Deductions and/or charges: | |
| Non-allowable assets - | |
| Cash on deposit at CRD | 1,624 |
| Receivables from non-customers | 101,000 |
| Due from subsidiary | 9,000 |
| Prepaid expenses | 4,080 |
| Furniture and equipment, net | 33,259 |
| Deferred tax asset | 5,800 |
| Total non-allowable assets | 154,763 |
| Net capital before haircuts on securities positions | (174,104) |
| Haircuts on securities | 1,989 |
| Net capital | $ (176,093) |
| AGGREGATE INDEBTEDNESS | |
| Items included in consolidated statement of financial condition: | |
| Payables and accrued expenses | $ 137,333 |
| Commissions payable | 104,102 |
| Income taxes payable | 15,085 |
| Shares subject to mandatory redemption | 375,914 |
| Total aggregate indebtedness | $ 632,434 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | |
| Minimum net capital required based on aggregate indebtedness | $ 42,162 |
| Minimum net capital requirement | $ 100,000 |
| Excess (deficient) net capital | $ (276,093) |
| Ratio: aggregate indebtedness to net capital | (3.59) to 1 |
| RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2004) | |
| Net capital, as reported in Company's Part II (unaudited and unconsolidated) FOCUS report | $ 220,246 |
| Adjustments to decrease net capital: | |
| Audit adjustment to record accounts payable at year-end | (5,340) |
| Audit adjustment to adjust income tax expense to actual for current year federal, state, and local income taxes | (15,085) |
| Audit adjustment to record shares subject to mandatory redemption under Financial Accounting Standards Board Statement No. 150 | (375,914) |
| Net capital per above | $ (176,093) |

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Lexington Investment Company, Inc.
Lexington, Kentucky

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Lexington Investment Company, Inc. and Subsidiary for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Lexington Investment Company, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Lexington Investment Company, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Lexington Investment Company, Inc. in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Lexington Investment Company, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Lexington Investment Company, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Board of Directors
Lexington Investment Company, Inc.



Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Lexington Investment Company, Inc.'s practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



MOORE STEPHENS POTTER, LLP
Lexington, Kentucky
January 25, 2005

